Mail Stop 3561

May 20, 2007

Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

> **Re:** **Healthcare Acquisition Corp**
> **Preliminary Proxy Statement**
> **Filed on February 9, 2007**
> **File No. 1-32587**

Dear Mr. Pappajohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in the first risk factor on page 38 that your board did not determine a specific value for the target. Please revise your letter and notice to

stockholders and summary section to highlight this fact. Further, in the appropriate section, please revise to clarify how such conduct is consistent with the disclosure in your IPO prospectus. Clarify how the board determined the merger to be fair, without determining the value of the target.

2.   We note the boldfaced disclosure in the forepart that shareholders must present their physical stock certificate on the business day prior to the date of the special meeting. On page 48, you disclose that shareholders "will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender" the certificate to you. The noted disclosures are not consistent. Please revise to reconcile your disclosure.

3.   We note the disclosure that tendering of the physical stock certificate, please revise to clarify how shareholders will vote such shares in the special meeting if they no longer hold such shares, in street name or otherwise.

4.   In connection with comment two, please revise to disclose the rationale for requiring the tendering before the meeting when the conversion is predicated on the merger getting approved, which may not occur.

5.   In connection with comment two, please revise in appropriate locations to clearly disclose the minimum amount of time that will provided to shareholders to tender their shares for the conversion rights. Clarify if shareholders who tender their shares are still entitled to attend the meeting.

6.   In your disclosure discussing the conversion of shares, please revise to provide a step by step procedure, including the timing of the tendering of shares.

7.   In the appropriate sections, please revise to clearly discuss the costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. If possible, in the appropriate section, please revise to disclose the percentage of your shares that are held in street name.

Proxy Card

8.   Please revise to highlight the entire sentence which indicates "If no direction is made, this proxy will be voted "FOR" Proposals 1, 2 and 3.

Notice of Special Meeting of Stockholders

9.   In the second paragraph after the caption "your vote is important," we note the disclosure that you will not have sufficient time or resources to find another target should this one fail. We also note the disclosure here and elsewhere that you will commence the winding up, dissolution and liquidation "in accordance with the terms" of your certificate of incorporation and the trust agreement. Instead, please revise to disclose the actual amount of time you will wait after a failure to approve the merger has taken place to initiate the winding up, dissolution and liquidation of your company.

10.   Also here and in the appropriate section, please revise to clarify what actions you will take if a vote for dissolution is rejected.

Summary of the Material Terms of the Merger, page 1

11.   Please revise to disclose the exchange ratio of your securities to those of the target.

Questions and Answers, page 2

12.   In question and answer 15 on page 5, we note that a "portion of the proceeds" will be used to "finance the merger." Please revise to clarify if that means cash will be used as consideration for the merger or if it is just being used to pay expenses.

13.   We note the disclosure at the bottom of page five that you did not obtain a valuation or fairness opinion. Please revise to include a question and answer to clarify the value that your officers and directors assigned to the target and not just the fact that it exceeds 80% of your net assets.

14.   We note the inclusion of the public warrants to determine the 36.7% amount of aggregate ownership by PharmAthene security holders. Since you have included the public warrants, please disclose the ownership percentages taking into account the possible conversion of the convertible notes.

15.   Please revise to quantify the amount of cash that will be issued in lieu of fractional shares when answering the second question on page six.

16.   In answering question 25, please revise to break down the post merger management group to highlight who is currently associated with you and with the target.

17.   In response to question 26, please revise the answer to quantify your current outstanding liabilities and indicate the amount of those that are covered and not covered by waivers.

Summary of the Proxy Statement, page 9

18.   We note your statement that HAQ was formed to acquire "a business whose net assets are at least 80% of the net assets of HAQ." Your Form S-1 stated that the business combination must be for assets or with a target business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition. Please revise as appropriate.

19.   Please revise to define your use of the term "commercial stage" on page nine.

20.   Please revise to clarify here that PharmAthene has incurred losses since inception, if true.

21.   Based on the disclosure on page 10 about the possible upward adjustment due to conversions, please revise to disclose the maximum possible upward adjustment so that investors can understand the full possible extent of the dilution they could experience.

22.   On page 10, we note that the preferred securities of the target will be terminated. Please revise to clarify if the holders of such securities will receive anything in exchange due to the terminations.

23.   We note the disclosure on page 12 that holders of PharmAthene common stock may be entitled to dissenter's or appraisal rights, however 80% of the outstanding common stock has voted in favor of the merger. In the appropriate section, please revise to clarify if PharmAthene' security holders have dissenter's or appraisal rights. Also, in the appropriate section, please revise to clarify if the PharmAthene security holders voted or consented to the merger. Did the target hold a stockholders' meeting?

24.   In disclosing the interest of your directors and officers in the merger throughout this document, please revise to quantify the financial interest they have in this transaction. Quantify the total price they paid for their shares and the market price of such shares. Also, disclose the total warrants purchased and the paid and current price of such warrants. If there are any arrangements contemplated for your initial shareholders to act as consultants or any other role, please disclose also.

25.   We note that the beneficial ownership table on page 13 does not include common stock issuable upon the exercise of warrants when the warrants are exercisable upon the consummation of the business combination. Advise us of the legal basis why the warrants are not included in the beneficial ownership table.

26.   Please revise to indicate the control persons for Sapling, LLC and Fir Tree Recovery Master Fund, LP.

27.   Please fill in the table at the top of page 15.

28.   Please revise to fill in the percentage blanks under the caption "interest of PharmAthene directors and officers in the merger" on page 15.

Selected Historical Financial Information, page 19

29.   Revise your table of operating results included at page 19 to indicate PharmAthene's results for the nine months ended September 30, 2006 are unaudited.

Market Price Information, page 23

30.   On this page, please revise to highlight the current market price and how it compares to the conversion price.

Risk Factors, page 24

31.   As they are currently written, your risk factor subheadings only highlight facts and not the risks associated with the materialization of the facts. Please revise your subheadings to highlight the risk and harm to be suffered should the disclosed facts materialize.

32.   Please revise risk factor two to briefly discuss the risk you are attempting to convey and include more detailed disclosure later in the document if material.

33.   Risk factors six and seven appear to address the same risk. Please revise to clarify how they are separate risks.

34.   Risk factor five addressing the expensive and uncertain development process appears very similar to risk factor nine addressing delays in clinical trials and development cost. Please revise to clarify how they are separate risks.

35.   Risk factor 15, the risk associated with retention of personnel, appears to be a risk that affects companies in and outside of your industry. Please revise to clarify how the risk is specific to you.

36.   Risk factor 16, the risk associated with "managing growth" is a risk that affects companies in and outside of your industry. In addition the risk factor appears generic. Please revise to clarify how the risk is specific to you.

37.   In risk factor 17, please revise to disclose the number of patents you rely upon and the ownership of such patents.

38.   Your risk factors 17 and 19 appear to address similar risks. Please revise to combine the relevant portions of these factors into a single risk factor.

39.   The risk factors need to be set forth in the order of materiality. In this regard, you must more prominently disclose that there was no independent valuation of PharmAthene undertaken in connection with the Merger.

40.   In the risk factor on page 39, please revise to quantify the total amount of liabilities outstanding. Also identify the entities which have not waived their rights, interests or claims to the funds held in the trust account.

The HAQ Special Meeting of Stockholders, page 45

41.   We note your statement that "the HAQ Board of Directors … has determined that the consideration to be paid by HAQ in connection with the Merger is fair … from a financial point of view and the fair market value of PharmAthene is equal to or greater than 80% of the value of the net assets of HAQ." We also note your statement that HAQ did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement. Revise to specifically address how the Board of Director of HAQ determined that the consideration was fair from a financial point of view when it did not determine a specific valuation of PharmAthene when it entered into the merger agreement. We may have further comment.

Solicitation Costs, page 48

42.   We note that directors and officers of Healthcare Acquisition may call or personally solicit proxies from the stockholders. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

The Merger Proposal, page 50

43.   Briefly indicate the amount of additional shares which maybe issued if the maximum numbers of shareholders exercise their conversion rights.

Background of the Merger, page 50

44.   Please revise to address the criteria used in your search for target companies.

45.   Please indicate the time frame of your discussions with the 10 potential target
        companies. Revise to provide a detailed time line concerning Healthcare's contacts
        with prospective targets.

46.   Please revise to address in more detail the negotiations with the target that resulted in a
        signed letter of intent. Briefly describe the business conducted by the target that signed
        the letter of intent. Address the reasons why an agreement with that target was not
        reached.

47.   Briefly describe the business conducted by SIGA Acquisition Corp.

48.   Revise to address the reasons why the merger agreement was terminated by SIGA
        Acquisition Corp.

49.   Please revise to disclose the purchase price Siga was going to pay for PharmAthene and
        compare it to the consideration to be offered in this transaction.

50.   We note that counsel to PharmAthene serves as counsel to a company on which John
        Pappajohn and Derace Schaffer, MD serve as directors and of which Wayne
        Schellhammer is President and CEO. Please revise to clarify whether there were any
        discussions between counsel to PharmAthene and John Pappajohn, Derace Schaffer or
        Wayne Schellhammer prior to October 5, 2006 concerning the acquisition of
        PharmAthene by Healthcare Acquisition.

51.   Describe, in greater detail, discussions during the period between October 5, 2006 and
        January 16, 2007. Discuss each meeting in detail. Describe the substance of all
        material discussions.

52.   In this section, please revise to highlight the 18 month deadline by which you were
        required to at least locate a target.

53.   Discuss the negotiations of the merger in greater detail. Clarify how the final
        consideration was determined. Discuss whether any valuation of PharmAthene was
        conducted prior to or during the merger negotiations. Indicate whether any valuation of
        PharmAthene was presented to the Healthcare board of directors prior to their approval
        of the merger on January 16, 2007. Discuss whether and/or how The Maxim Group
        participated in determining the consideration to be paid to PharmAthene.

54.   Please clarify when The Maxim Group was retained to assist on the merger transaction.
        Indicate the services performed by The Maxim Group in connection with the merger
        negotiations.

55.   Any presentations or reports prepared by management or The Maxim Group, prior to the
        board's determination on January 16, 2007 to approve the merger, should be described

in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

56.   Please indicate when the Board of Directors of HAQ met regarding the merger negotiations and merger transaction. Address the HAQ's Board of Directors meetings in detail.

57.   Specifically address whether any due diligence package regarding PharmAthene was presented to the board of directors on or prior to January 16, 2007. Address the information presented regarding PharmAthene in reasonable detail.

58.   Please identify the "outside consultant" who met with David Wright on December 19 and 20, 2006. Briefly address the consultant's expertise.

59.   We note your statement that the financial background and experience of members of the board of directors makes it qualified to determine whether the merger meets the 80% test. Please revise to provide a separate section addressing the board's and management's experience in performing financial analyses, due diligence and their qualifications in valuing companies or advise us why the disclosure is not necessary.

60.   Following subsection discussing your reasons for the merger, please revise to thoroughly discuss the analysis made by your board in deciding to approve and recommend that shareholders vote for the merger. Specifically address the financial analysis performed by the Board of Directors in evaluating and approving the acquisition. We may have further comment.

HAQ's Reasons for the Merger and Recommendation of the HAQ Board, page 54

61.   Please revise to substantiate the basis for the disclosure that PharmAthene is a "leading company in the biodefense industry."

62.   Please revise to elaborate on PharmAthene's "strong presence."

63.   Please revise to elaborate on the "many successful drug launches" that David Wright was involved with.

64.   Please revise to quantify the "awarded U.S. government contracts."

65.   Discuss the aspect of PharmAthene's financial results that you considered in determining to recommend shareholders vote for this transaction.

66.   Elaborate on the business strategy that you considered in determining to recommend shareholders vote for this transaction.

67.   Please revise to elaborate on the "valuation of comparable companies" that you engaged in to recommend shareholders vote for this transaction.

68.   The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

69.   To strike a more balanced presentation, include a summary of the possible disadvantages of the merger considered by the board of directors.

The Agreement and Plan of Merger, page 57

70.   We note the disclosure of the "average exercise price" on page 57. Please revise to discuss the actual exercise prices of the options and warrants to be granted as part of this merger.

71.   Considering the number of common and preferred stock of the target is already determined, please revise to disclose the exchange ratios.

72.   On page 59, we note that the notes' 8% interest will accrue and be payable upon repayment of the note. Please revise to clarify then if the interest compounds or if the accrual is in simple interest and the interest only takes account of the principal amount.

73.   Please revise to disclose the maturity date of the 8% convertible notes.

Management's Discussion and Analysis, page 82

74.   Please revise this section and the section titled "information about PharmAthene" to define technical terms that would not be understood by an ordinary reasonable investor the first time you use them.

Information about PharmAthene, page 96

75.   We note the disclosure on page 97 that the target has been approached by companies willing to enter into sales, marketing and distribution agreements for access to PharmAthene's government contracting expertise. Please revise to discuss this potential aspect of your business and explain how this will affect future operations.

76.   Please revise to provide the basis belief that Protexia could be used to treat cocaine and heroin addiction.

77.   We note the removal of disclosure that was present in Siga's proxy from pages 111 to 122. Please advise how the disclosure that has been removed no longer applies.

78.   Under the caption "intellectual property," please revise to disclose the estimated amount spent during the last three fiscal years on research and development. Also, please refer to Item 101(c)(iv) and revise your disclosure under the noted caption accordingly.

79.   In order to aid your shareholders understanding of potential expenses, please revise to briefly discuss the current compensation arrangements for PharmAthene management that will remain with the resulting company.

80.   Please revise your disclosure under the caption of "employees" on page 107 to disclose your total number of employees.

Directors and Management of HAQ following the Merger with PharmAthene, page 121

81.   Please revise to clarify that investors should not place undue reliance on the growth of MedImmune disclosed on page 121.

Certain Relationships and Related Party Transactions, page 126

82.   Please revise to quantify the amount of reimbursable expenses that remain outstanding.

Beneficial Ownership of Securities, page 128

83.   It is not clear why the public warrants owned are not included in the computations for this section. Please advise.

84.   Please revise to include the figures for the table on page 129 that discloses the anticipated ownership percentages following the business combination.

85. In the footnotes on page 130, please revise to fill in the blanks.

Financial Statements

Healthcare Acquisition Corp. – Statements of Cash Flows, page FS-4

86. Your operating activities column for the three months ended September 30, 2006 does not foot. Please revise your Statements of Cash Flows accordingly.

Note 2: Nature of Operations and Summary of Significant Accounting Policies, page FS-5

87. We note your disclosure at page FS-5 indicating, "Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Fund, there is no guarantee that they will execute such agreements". Tell us if your auditor has executed such an agreement. If so, tell us why your auditor remains independent after signing the above waiver agreement. Please refer to the Codification of Financial Reporting Policies, Section 602.02.b.iv., Unpaid Prior Professional Fees, for further guidance.

Report of Independent Auditors, page FS-43

88. The audit report for PharmAthene, Inc. fails to indicate the city and state where the report was issued. Please revise the report to comply with Article 2-02 of Regulation S-X.

General

89. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

General

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Brian Daughney
    (212) 370-7889